UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: October 16, 2020

(Date of earliest event reported)

ELEGANCE BRANDS, INC.

(Exact name of issuer as specified in its charter)

Delaware	82-3305170
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

9100 Wilshire Blvd., Suite 362W

Beverly Hills, California 90212

(Full mailing address of principal executive offices)

(424) 313-7471

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Class A Common Stock, par value $0.0001 per share

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ITEM 9. OTHER EVENTS

On October 16, 2020, Amit Raj Beri, the Chief Executive Officer of Elegance Brands, Inc. (the “Company”), gave an interview concerning the Company’s ongoing business development. The interview can be viewed at the Company’s website at https://www.elegance-brands.com/investors/.

The information contained herein is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of the Company under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 1-U will not be deemed an admission as to the materiality of any information of the information in this Item 9.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Elegance Brands Inc.
a Delaware corporation

by:	/s/ Amit Raj Beri
Name:	Amit Raj Beri
Its:	Chief Executive Officer
Date:	October 16, 2020

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